November 16, 2017

Mr. John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File No. 001-34984

Dear Mr. Reynolds:

This letter responds to the letter, dated November 2, 2017 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Form 40-F of First Majestic Silver Corp. (the “Company”) for the Year Ended December 31, 2016 (the “Form 40-F”), filed on March 31, 2017. The Staff’s comment is set forth below, followed by the Company’s response. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Exhibit 99.1

Mineral Projects, page 22

It appears in certain instances that your reserve cut-off grade is greater than your average reserve grade. For example, on page 22 the La Encantada San Javier and Milagros Breccias probable oxide reserve grade is 192 g/t and your cut-off grade is 225 g/t. Additionally, on page 29 the La Parrilla probable oxide reserve grade is 164 g/t and the cut-off grade is 170 g/t. Finally, on page 48 the La Guitarra proven reserve grade is 273 g/t and the cut-off grade is 280 g/t. Please tell us why your cut-off grade is greater than your reserve grade.

Mining in diverse ore bodies requires the implementation of various different mining methods. The existence of certain ore bodies where reserve grades were below the most commonly used cut-off grade of the mine was primarily due to the variant mining methods expected to be utilized.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

At La Encantada, the preferred mining method is overhand cut-and-fill which has a cut-off grade of 225 g/t Ag. This method is primarily used for narrow vein type deposits and dykes and has also been used in other areas like the San Javier and Milagros breccias prior to the implementation of the caving mining method. For the December 2016 Reserves update, the San Javier and Milagros breccias were assumed to be mined using the caving method, which has a lower cut-off grade of 155 g/t Ag due to it being a bulk mining method, instead of the cut-and-fill method. Therefore, the San Javier and Milagros breccias, with an average reportable reserve grade of 192 g/t Ag, were included in the Reserves Estimates of the mine.

At La Parrilla, the cut-off grade for the oxides extracted using the cut-and-fill underground mining method was estimated at 170 g/t Ag-Eq for the December 2016 Reserves update. However, there is a portion of the Probable Reserves for oxides that were estimated considering the open pit operation with a cut-off grade of 100 g/t Ag-Eq, thereby reducing the average reserve grade to 164 g/t Ag-Eq. The Company proposes to enhance its disclosure in future filings on Form 40-F by separating the open pit ore body from its oxide reserves in its Reserves table.

At La Guitarra, the declared cut-off grade of 280 g/t Ag-Eq was based on the assumption of the use of the overhand cut-and-fill mining method. However, there is a small amount of ore in the La Guitarra main area for which the estimated cut-off grade is 235 g/t Ag-Eq due to lower costs related to less ground support required as well as lower mine developments and haulage cost needed due to their proximity to current operating areas. The proven reserves shown from this La Guitarra main area are 88 kt of a total of 1,129 kt, representing only 7.8% of the total proven and probable reserves.

The Company proposes to enhance its disclosure for Mineral Projects in future filings on Form 40-F by including the cut-off grades used for the various mining methods used in the Reserves Estimates in footnotes of its Reserves tables. An illustration of the enhanced disclosure is as follows:

La Encantada

(3) Cut-off grade for cut-and-fill mining method (considered for the Veins System, other minor deposits and some areas of the San Javier and Milagros breccias) was 225 g/t Ag and is based on actual and estimated operating and sustaining costs, and metallurgical recoveries.
(4) Cut-off grade for caving mining method (considered for the Ojuelas, San Javier and Milagros breccias) was 155 g/t Ag-Eq and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC, and metallurgical recoveries.

La Parrilla

(3) Cut-off grade considered for oxides from underground operation was 170 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs. Cut-off grade considered for oxides from open pit operation was 100 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

La Guitarra

(3) Cut-off grade considered for sulphides in Coloso, Nazareno and Santa Ana Veta Rica was 280 g/t Ag-Eq using the cut-and-fill mining method based on actual and budgeted operating and sustaining costs.
(4) Cut-off grade considered for sulphides in La Guitarra Main Area was 235 g/t Ag-Eq using the cut-and-fill mining method based on actual and budgeted operating and sustaining costs, with reduced ground support as well as lower development and haulage costs due to its proximity to current operations.

If you have any questions regarding the above, please contact me at (604) 688-3033 or our attorney, Dan Miller of Dorsey & Whitney LLP, at (604) 630-5199.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Very truly yours,

/s/ Raymond Polman, CPA, CA

Raymond Polman, Chief Financial Officer

cc:     John Coleman, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Dustin VanDoorselaere, Chief Operating Officer
Ramon Mendoza, Vice President of Technical Services
Dan Miller, Dorsey & Whitney LLP
James Beeby, McCullough O'Connor Irwin, LLP
Terry Neill, Deloitte LLP
Cameron Walls, Deloitte LLP

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com